Exhibit 17.1

Linda G. Roberts

August 29, 2008

William Oberndorf
Chairman of the Board of Directors
Voyager Learning Company

Re: My Resignation from the Board

Dear Bill:

I am writing to inform you of my decision to resign from the Board of Directors of Voyager Learning Company and the Nominating and Governance Committee, effective immediately.

I have truly enjoyed my tenure with the company and particularly my interactions with thoughtful and committed fellow Board Members. I wish you and the company continued success in the future. If I can be of any assistance, please do not hesitate to call.

Sincerely,

/s/ Linda G. Roberts

Linda G. Roberts

cc: Todd Buchardt
Richard Surratt

Resignation

I, Linda G. Roberts, hereby resign as director of the Board of Directors of Voyager and its Nominating and Governance Committee, effective August 29, 2008.

Sincerely,

/s/ Linda G. Robert

Linda G. Roberts